FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

                            Contact: Dan Suesskind
                                            Chief Financial Officer
                                            Teva Pharmaceutical Industries Ltd.
                                            (011) 972-2-589-2840
                                            George Barrett
                                            President and CEO
                                            Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
                                            Dorit Meltzer
                                            Director, Investor Relations
                                            Teva Pharmaceutical Industries Ltd.
                                            (011) 972-3-926-7554

TEVA'S FENOFIBRATE PRODUCT RECEIVES FINAL APPROVAL; SEEKS THREE TIMES ITS LOST PROFITS IN ANTITRUST LAWSUIT AGAINST ABBOTT

Jerusalem, Israel, May 16, 2005 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted final approval for the Company's ANDA for Fenofibrate Tablets, 54 mg and 160 mg.

Fenofibrate Tablets are the AB-rated generic equivalent of Abbott's Tricor® Tablets. This product is indicated for the treatment of hypercholesterolemia and hypertriglyceridemia.

Today's approval follows a ruling at the U.S. District Court for the District of Delaware, which granted summary judgment of non-infringement in favor of Teva on certain patent claims at issue. The Court ruled that Teva's ANDA for Fenofibrate Tablets, which was made under Paragraph IV of the Hatch-Waxman Act, does not infringe U.S. Patent Nos. 6,589,552 and 6,074,670, and one claim of U.S. Patent No. 6,277,405.

The FDA had initially granted tentative approval of Teva's ANDA in March 2004. At that time, Teva was subject to a second 30-month stay with respect to U.S. Patent No. 6,589,552, which Teva has now been found to not infringe. The court has yet to rule on certain claims relating to U.S. Patent Nos. 6,277,405 and 6,652,881. A trial on these two patents is scheduled for June 6, 2005.

Abbott is no longer marketing the 54 mg and 160 mg strength tablets, having converted its Tricor® product to 48 mg and 154 mg strength tablets during the pendency of the patent litigation and second 30-month stay. This is the second such market conversion undertaken by Abbott on Fenofibrate. Prior to this conversion, annual brand sales of the product were approximately $800 million.

In late 2001, Abbott began to convert the previous market for Fenofibrate Capsules to the 54 mg and 160 mg Fenofibrate Tablet products. At that time, Teva had an ANDA pending for Fenofibrate Capsules. Teva received FDA approval to market a generic capsule product following summary judgment on all Orange Book patents, but only after Abbott had ceased sales of its capsule products and had taken steps to frustrate Teva's ability to fully commercialize that product as a generic.

Shortly following Abbott's announcement last year that it was planning to switch the market to a different tablet formulation, Teva filed a motion to amend its answer to assert antitrust counterclaims against Abbott, contending that Abbott's actions have frustrated generic competition in Fenofibrate products through a combination of two market conversions and the gaming of the Hatch-Waxman Act, denying consumers access to a generic alternative to Abbott's products. Teva is seeking triple damages, including lost profits and attorneys' fees, as provided for under the antitrust laws.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
        Name: Dan Suesskind
        Title: Chief Financial Officer

Date: May 16, 2005